SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

             REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2005

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)


                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________




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                         Internet Gold-Golden Lines Ltd.

6-K Items

     1. Press Release re Internet Gold Extends Net-Express Partnership dated October 11, 2005.



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                                                                          Item 1


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Press Release                                              Source: Internet Gold

Internet Gold Extends Net-Express Partnership

Tuesday October 11, 2:00 am ET

PETACH TIKVA, Israel, October 11 /PRNewswire-FirstCall/ -- Internet Gold, operating under the brand name "smile", (NASDAQ: IGLD - News) today announced that it has signed a long-term agreement extending the period of its strategic partnership with Net-Express Ltd. ("Netex") effective August 1, 2005.

Net-Express is the founder of www.netex.co.il, one of Israel's most popular Hebrew-language Internet search engines and Web Directory sites. For the last three years, Internet Gold has partnered with Net-Express, assuming responsibility for its Internet hosting, billing and collections activities and others in exchange for a portion of its revenues. In extending the partnership, Internet Gold has pledged to continue with all these activities.

Commenting on the news, Mr. Eli Holtzman, Internet Gold's CEO, said, "Our cooperation with Net-Express has been extremely successful, with revenue growth of over200% during the last two years. As such, we believe that the cooperation with Net-Express is a solid part of the strong platform we need to maintain our leadership of Israel's rapidly growing Internet advertising market."

Aviv Refuah, CEO of Net-Express, added, "This cooperation is a natural extension of the successful relationship and joint ventures that we have developed over the past three years. We are confident that the ongoing relationship between the companies will continue to bear fruits for both sides."

About Internet Gold

Internet Gold is a group of communications companies that provide Internet access and related value-added services, international telephony, e-advertising, content and e-Commerce services throughout Israel under the brand name "smile". The broad range and popularity of these services have established Internet Gold as one of Israel's leading Internet Communications groups.

The Internet Gold Group includes four subsidiaries. MSN-Israel, its (50.1% owned) joint-venture with Microsoft Corp. (49.9% owned), provides Microsoft-branded Search, Instant Messaging, Hotmail and a variety of portal services. Internet Gold International, a fully-owned subsidiary, provide international Internet and communication services. GoldMind, a fully-owned subsidiary, provides value-added services to Internet subscribers. GoldTrade, the Group's fully-owned e-Commerce subsidiary, operates e-Commerce sites.

For additional information about Internet Gold, please visit its Website at www.igld.com.

About Net-Express

Net-Express simplifies the way people surf the Internet. The company's patented Netex navigation system offers Internet users a more intuitive way to locate websites, web services, products, and all other available content.

Popular in Israel, Net-Express has already penetrated most of the Israeli Internet market with over three million downloads of the Netex software in Israel only.

Net-Express's unique language information retrieval technology allows users to reach desired information by simply typing the website name, subject or key word in free text in any language in their regular browser address bar.



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The company's business model is based on charging website owners an annual fee for preferred positions on relevant displayed Netex search results.

The company owns several worldwide patents applications in the Internet field.

Certain statements made herein that use the words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for the Company's services, inability to timely develop and introduce new technologies, services and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's Annual Report filed with the Securities and Exchange Commission and its other reports as filed from time to time with the Securities and Exchange Commission.

    For further information, please contact:
    Ms. Idit Azulay, Internet Gold
    +972-3-939-9848
    idita@co.zahav.net.il







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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             INTERNET GOLD-GOLDEN LINES LTD.
                                                      (Registrant)



                                             By /s/Eli Holtzman
                                                ---------------
                                                Eli Holtzman
                                                Chief Executive Officer




Date:  October 11, 2005